FutureLand Corp.

10901 Roosevelt Blvd

Saint Petersburg, FL 33716

June 15, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lilyanna L. Peyser

VIA EDGAR AND FEDEX

Re:    FutureLand Corp.

Registration Statement on Form S-1 filed May 23, 2016

Registration No. 333-211530

Dear Ms. Peyser:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FutureLand Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-211530, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on May 23, 2016.

At this time the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. In addition, the Company requests that its confidential treatment application made pursuant to Rule 406 also be withdrawn at this time and respectfully requests that the Commission destroy such request, any related materials and any initial confidential submissions of the Registration Statement. Please fax a copy of the Order to the Company’s legal counsel, Craig A. Huffman, Esq., of Securus Law Group, P.A., at (888) 783-4712.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact the undersigned at (727) 474-0221 ext. 103 or Craig A. Huffman, Esq., of Securus Law Group, P.A., at (813) 504-7831. Thank you for your attention to this matter.

Sincerely, FUTURELAND CORP.
By:	/s/ Cameron Cox
Cameron Cox CEO
cc Craig A. Huffman, Esquire Securus Law Group, P.A. 13046 Racetrack Road #243 Tampa, Florida 33626 Phone: (888) 914-4144 Fax: (888) 783-4712 E-mail: Craig@securuslawgroup.com